SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                      (AMENDMENT NO. ____________________)(1)


                                   TRISM, INC.
                                -----------------
                                (Name of Issuer)


                                  COMMON STOCK
                                -----------------
                         (Title of Class of Securities)


                                   89625-10-4
                                -----------------
                                 (CUSIP Number)

                                JAMES F. HIGGINS
                              301 ROBIN HOOD DRIVE
                           YARDLEY, PENNSYLVANIA 19067
                                 (215) 295-3356
                                -----------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 20, 1999
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-d-1(g), check the following box |_|.

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------
       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 4 Pages)

CUSIP NO.      89625-10-4                      13D            PAGE 2 OF 4 PAGES


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)     James F. Higgins

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  |_|
                                                                         (b)  |X|

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*     PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                         |_|
6.       CITIZENSHIP OR PLACE OF ORGANIZATION         U.S.A.


NUMBER OF SHARES             7.      SOLE VOTING POWER               567,144

BENEFICIALLY                 8.      SHARED VOTING POWER               -0-

OWNED BY EACH                9.      SOLE DISPOSITIVE POWER          567,144

REPORTING PERSON            10.     SHARED DISPOSITIVE POWER           -0-

WITH

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   567,144
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               9.9%

14.      TYPE OF REPORTING PERSON*                                        IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock (the "Shares") of Trism, Inc. The address of the principal executive offices of Trism, Inc. is 4174 Jiles Road, Kennesaw, Georgia 30144.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) The name of the individual filing this statement is James F. Higgins.

     (b) The residential address of Mr. Higgins is 301 Robin Hood Drive, Yardley, Pennsylvania 19067.

     (c) Mr. Higgins' present principal occupation is in the area of finance.

     (d) Mr. Higgins has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Higgins has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Mr. Higgins is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Higgins purchased the Shares using personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Higgins purchased the Shares for investment purposes only. He does not have any plans or proposals which relate to or would result in any of the activities or matters referred to in paragraphs (a) through (j), inclusive of
Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) 567,144 (9.9%)

     (b) Sole power to vote or direct the vote:   567,144
         Shared power to vote or direct the vote:   -0-
         Sole power to dispose or to direct the
         disposition:                             567,144
         Shared power to dispose or to
         direct the disposition:                    -0-

     (c) On October 20, 1999, Mr. Higgins purchased (i) 448,979 shares of the common stock of Trism, Inc. from Hillside Capital Incorporated in a private sale for a purchase price per share of $0.00091 and (ii) 100,665 shares of the common stock of Trism, Inc. from John N. Irwin III in a private sale for a purchase price per share of $0.00091. Each of the aforementioned transactions were effected in New York, New York.

     (d) Not applicable

     (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    October 29, 1999
                                                  ---------------------------
                                                       (Date)


                                                  /s/    James F. Higgins
                                                  ---------------------------
                                                       (Signature)


                                                         James F. Higgins
                                                  ---------------------------
                                                       (Name/Title)

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).